Exhibit 4.36

MANDATE AGREEMENT FOR SALE AND LEASEBACK FINANCING FROM
 NORTHERN SHIPPING FUNDS
Between
Top Ships Inc (the "Client")
and
Navis Finance AS (the "Manager")
1.	BACKGROUND
1.1.	The Client currently has 1xMR in the water 1xMR under construction at Hyundai Mipo Vinashin ("The Vessels") and is looking to finance these. Both are on long term time charter with Stena Weco AS.
1.2.	This mandate agreement for sale and leaseback financing ("Mandate Agreement") is supplemented by the attached standard terms and conditions (the "Standard Terms"), which constitute an integrated part of the Mandate Agreement. In the event of any conflict between the provisions of the Mandate Agreement and the Standard Terms, the Mandate Agreement shall prevail.
1.3.	The Manager has introduced the Client to Northern Shipping Funds to secure financing of The Vessels in the form of a Sale-Lease-Back facility.
1.4.	The Manager is also hereby retained as advisor to provide the Client with financial advice and assistance in connection with the Transactions (the "Engagement") on the terms set forth in this Mandate Agreement.
2.	THE ENGAGEMENT
2.1.	The Manager shall assist in coordinating and executing the Transactions for the Client and will provide general and financial advice and assistance in connection with the structuring and the execution of the Transactions. In line with customary market practice and to the extent required for the completion of the Transactions, the Engagement includes:
i.	Arrangement services: The Manager shall assist the Client in executing the Transactions, including assistance in the coordination of the Transactions from financiers, and assistance from other external advisors and suppliers, such as auditors and lawyers, only if required for achieving the objective of the engagement as this is described in clause 1.3. The Manager shall assist the Client in establishing the transaction model, conditions and timing of the Transactions, and in achieving a controlled and effective marketing of the Transactions.
ii.	Documentation: The Manager shall assist the Client in the preparation of necessary presentation material and documentation in connection with the Transactions based on the information the Manager receives from the Client, all to the extent required by applicable laws and regulations or otherwise agreed between the Manager and the Client.

iii.	Marketing: The Manager shall co-ordinate, prepare and execute the marketing of the Transactions. The Manager shall actively endeavour to generate the required level of interest among relevant financiers as applicable for the Transactions. The Manager shall assist the Client by arranging presentations for financiers as applicable in connection with the Transactions.
iv.	Negotiations: The Manager shall co-ordinate and assist the Client in negotiations with financiers.
v.	Other: The Manager shall provide such other services as may reasonably be expected in connection with the Transactions of the size and nature of the Transactions and/or set out in the Mandate Agreement.
2.2.	The Manager performance of the Engagement is conditional upon the provision of the necessary information and documentation by the Client.
2.3.	The Manager does not warrant that the Transactions can be carried out on the terms and conditions that are anticipated by the Client, or at all. Accordingly, the Manager do not render any guarantee that the Transactions can be completed.
2.4.	The Manager's duties according to the Engagement shall not include advice of tax, legal or accounting nature and no advice given by the Manager shall be deemed as advice on tax, legal or accounting matters.
3.	MANAGER'S REMUNERATION
3.1.	The Manager is entitled to the following remuneration in connection with the Engagement:
Sale Leaseback Success Fee ("SLB financing"):
The Manager shall receive a success fee equal to 2% of the gross proceeds provided by Northern Shipping Funds (or any affiliate or subsidiary thereof) through a sale leaseback structure.
3.2.	In the event the Client terminates this Mandate Agreement without cause before the Transactions are completed, the Manager's right to fees pursuant to this Mandate Agreement shall survive and remain in full force and effect and continue to apply where any transactions that were initiated by the Manager and to which this Mandate Agreement would have applied (had the Manager's Engagement been retained) is concluded by the Client within 24 months from signing of this Mandate Agreement.
4.	CONFIDENTIALITY
4.1.	The Manager acknowledge that the business of the Client is intensely competitive and that the Manager's Engagement by the Client will require that Manager have access to and knowledge of confidential information of the Client.
4.2.	During the term of this Mandate Agreement and at all times after the termination of the Mandate Agreement, the Manager shall not disclose any of the confidential information, other than in the proper performance of the duties contemplated herein, or as required by a court of competent jurisdiction other administrative or legislative body; provided that, prior to disclosing any of the confidential information to a court or other administrative or legislative body, the Manager shall promptly notify the Client so that the Client may seek a protective order or other appropriate remedy. The Manager agrees to return all confidential information, including all photocopies, extracts and summaries thereof, and any such information stored electronically on tapes, computer disks or in any other manner to the Client at any time upon request by the Client and upon the termination of the Engagement for any reason.
5.	DURATION OF ENGAGEMENT
5.1.	The duration of the Engagement is from the date of signature of this Mandate Agreement and until the earlier to occur of:
i.	a termination of the Mandate Agreement by either the Client or the Manager, which may be done at any time and with immediate effect upon written notice to the other party;
ii.	such time as the Transactions has been completed and all payment obligations met;
5.2.	The Mandate Agreement Section 3 ("Manager's Remuneration"), Section 6 ("Governing Law and Disputes"), the Standard Terms Section 2 ("Reimbursement of Expenses"), 3 ("Governmental Tax"), 4 ("The Manager's Responsibilities"), 7 ("Manager's Liability etc") and 8 ("Manager's Indemnification, etc") will continue to apply after expiry of the Engagement.
6.	GOVERNING LAW AND DISPUTES
6.1.	The Mandate Agreement is subject to the laws of England and Wales.
6.2.	Any dispute arising out of or in connection with this Agreement shall be resolved through friendly consultations. Any dispute not resolved shall be conducted in accordance with the arbitration centre's rules and submitted to London Maritime Arbitrators Association (hereinafter refer to "LMAA") in London, England for arbitration in accordance with the then prevailing LMAA rules.

7.	SIGNATURE
7.1.	The Mandate Agreement shall be signed on behalf of the Client by such person authorised to enter into such agreement on behalf of and committing to the Client. The signatory so signing on behalf of the Client warrants that he/she holds such right to sign on behalf of the Client.
Oslo, Norway 02 October 2014

For Top Ships Inc	For Navis Finance AS

/s/ Alexandros Tsirikos	/s/ Christian Haukenes
Alexandros Tsirikos CFO	Christian Haukenes Founding Partner